ATLATSA UPDATES ON RESTRUCTURE PLAN:
DMR EXECUTES NEW PROSPECTING RIGHTS AT BOIKGANTSHO MINERAL PROPERTIES

Johannesburg, 31 October 2013: Atlatsa Resources Corporation (Atlatsa) (TSXV: ATL; NYSE MKT: ATL; JSE:ATL) is pleased to announce that the South African Department of Mineral Resources (DMR) has executed prospecting rights relating to the Boikgantsho Platinum project, situated on the Northern Limb of the Bushveld Igneous Complex, adjacent to Anglo American Platinum’s Mogalakwena Mine operations.

The mineral title executions, together with previous consents obtained from the DMR for Atlatsa to sell and transfer these mineral titles to Anglo American Platinum (see Company news release dated 7 October 2013), fulfills an important condition precedent for implementation of the restructure plan. The restructure plan between Anglo American Platinum and Atlatsa was announced on 27 March 2013 and is in the process of being finalized with the relevant regulatory authorities.

Please refer to www.atlatsaresources.co.za for details of the restructure plan.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

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